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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                    Pursuant to Rule 14a-6 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733



                                                          [LOGO OF iPRINT, INC.]

Memo

To:       Investment Community

From:     iPrint Investor Relations

Date:     10/12/01

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      SUBJECT:  Third Quarter 2001 Earnings Conference Call

                You are invited to iPrint's third quarter 2001 earnings conference call.

      DETAILS: Shortly after the close of the market on October 29, you will be faxed a copy of our earnings press release to review. The results of our third quarter, ended September 30, 2001, will be reviewed during the call. A brief Q&A session will immediately follow.

      DATE:     Monday, October 29, 2001

      TIME:     2:30 PM PST (5:30 PM EST). Please call in at 2:15 PM PST.


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      PARTICIPATION:  If you are interested, please RSVP to Eric Atwood at
                      650-298-8500, extension 2407, and he will provide the call-in number.

                      Interested parties will find a live Web cast and replay of the call at http://www.iPrint.com on the "Investor
                                  ---------------------
                      Relations" page. A transcript of the conference call will also be made available at that location. For additional details, please contact Eric at the above number or via e-mail at EAtwood@iPrint.com.
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Caution applicable under certain SEC rules

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed business combination with Wood Associates because it contains important information about the transaction. The proxy statement/prospectus has been filed with the SEC by iPrint. Investors andsecurity holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

Forward-looking Statements

This press release and the conference call to which it relates may contain "forward-looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to iPrint's plans and expectations regarding its future financial results, expected profitability, markets, product demand, relationships with customers and business partners, and other matters. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by iPrint's statements. Please review iPrint's most recent Forms 10-Q and 10-K which are available at the SEC's Web site at www.sec.gov. for further discussion of risks and uncertainties that affect iPrint's business.